Registration No. 33-


                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                              _________

                              FORM S-3
                       REGISTRATION STATEMENT
                                Under
                     THE SECURITIES ACT OF 1933
                              _________

                       GTE NORTH INCORPORATED
       (Exact name of registrant as specified in its charter)

        Wisconsin                                35-1869961
(State of Incorporation)              (I.R.S. Employer
Identification No.)

                19845 North U.S.31, Westfield, Indiana 46074
                                (317) 896-6464
    (Address and telephone number of principal executive offices)

  DAVID S. KAUFFMAN, ESQ.                 DALE E. SPORLEDER,
ESQ.
  GTE Service Corporation                 GTE North Incorporated
    One Stamford Forum                      19845 North U.S.31
Stamford, Connecticut 06904              Westfield, Indiana
46074
     (203) 965-2000                          (317) 896-6100
       (Names, addresses and telephone numbers of agents for
service)
                              _________

     Copies to:  George J. Forsyth, Esq., Milbank, Tweed, Hadley
& McCloy,
                  1 Chase Manhattan Plaza, New York, New York
10005.

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

                       CALCULATION OF REGISTRATION
FEE

                               Proposed   Proposed
                               Maximum    Maximum
Title of Each Class            Amount     Offering  Aggregate
Amount of
   of Securities  To Be        Price Per  Offering  Registration
 To Be
Registered     Registered        Unit        Price           Fee
*


    Debentures        $300,000,000      101%     $303,000,000
$104,482.76

             * Registration fee is calculated pursuant to Rule
457(a) under the Securities
  Act of 1933.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



            SUBJECT TO COMPLETION, DATED JANUARY 14, 1994


                       GTE NORTH INCORPORATED


                            $300,000,000
                  % DEBENTURES, SERIES B, DUE 1999


                          ________________



     Interest on the     % Debentures, Series B, Due 1999 (the
"New Debentures") is payable on February 15 and August 15 of each year, commencing August 15, 1994. The New Debentures will not be redeemable prior to maturity.

                          ________________



    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
      ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                   CONTRARY IS A CRIMINAL OFFENSE.


                          ________________


     This Prospectus, when issued, will be used by GTE North Incorporated (the "Company") only in connection with its invitation for bids for the purchase from it of the New Debentures referred to herein. If the Company accepts a bid for the purchase of the New Debentures, this Prospectus will be amended so as to include certain information not now included herein.


                          ________________



           The date of this Prospectus is         , 1994.


                 STATEMENT OF AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "SEC"). These reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the following Regional Offices: Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the SEC at its prescribed rates.

           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents are incorporated herein by reference:

     1.   The Registration Statement on Form S-4 of the Company
          (File No. 33-55704);

     2. Items 10, 11, 12, 13 and 14(b) of the Annual Report on Form 10-K of GTE North Incorporated, a predecessor to the Company which merged with and into the Company on April 1, 1993 and whose name was adopted by the Company on April 2, 1993 (the "Predecessor Corporation"), for the fiscal year ended December 31, 1992;

     3. The Quarterly Reports on Form 10-Q of the Company for the quarters ended March 31, 1993, June 30, 1993 and
          September 30, 1993; and

     4.   The Current Reports on Form 8-K of the Company dated
          April 1, 1993, September 28, 1993 and January 13,
          1994.


All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering of the New Debentures hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, including any beneficial owner, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Requests for such copies should be directed to David S. Kauffman, Esq., Assistant Secretary of the Company, at One Stamford Forum, Stamford, Connecticut 06904. Mr. Kauffman's telephone number is
(203) 965-2986.

                             THE COMPANY
General

The Company was incorporated in Wisconsin as Contel North Incorporated on June 22, 1992. There is no public trading market for the Common Stock of the Company because all of the Common Stock of the Company is owned by GTE Corporation, a New York corporation ("GTE"). The Company has one wholly-owned subsidiary, GTW Telephone Systems Incorporated, which markets and services telecommunications customer premises equipment.
The Company's principal executive offices are located at 19845 North U.S. 31, Westfield, Indiana, 46074, telephone number (317) 896-6464. No matters have been submitted to a vote of the holders of the Company's Preferred Stock or long-term debt since the date of the incorporation of the Company.

The Predecessor Corporation, the Contel Subsidiaries and the
Mergers

Prior to April 1, 1993, the Company had no business operations and no material assets. On April 1, 1993, the Predecessor Corporation, along with Contel of Illinois, Inc., Contel of Indiana, Inc. and Contel of Pennsylvania, Inc. (the "Contel Subsidiaries"), merged with and into the Company (the "Mergers"). On April 2, 1993, the Company changed its name to GTE North Incorporated.

The Predecessor Corporation was incorporated in Wisconsin on January 27, 1987 and was the successor to the merger of eight telephone companies into the Predecessor Corporation on March 31, 1987. All of the Common Stock of the Predecessor Corporation was owned by GTE. Prior to March 31, 1993, the Predecessor Corporation provided communication services in the states of Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, Ohio, Pennsylvania and Wisconsin. On March 31, 1993, the Predecessor Corporation transferred its assets and operations in Iowa, Kansas, Minnesota, Missouri and Nebraska to GTE Midwest Incorporated, which is now a wholly-owned subsidiary of GTE (the "Midwest Transfer"). In addition, on March 31, 1993, all of the directors and executive officers of the Predecessor Corporation were elected as directors and executive officers, respectively, of the Company (to the extent that such persons were not already serving in such capacities prior to that date).

The Contel Subsidiaries were indirect, wholly-owned subsidiaries of GTE. They provided communication services in the states of Illinois, Indiana and Pennsylvania. The Contel Subsidiaries were, individually and in the aggregate, significantly smaller in terms of operating revenues, net income and total assets than the Predecessor Corporation prior to the Midwest Transfer.

Where appropriate, financial and other information has been restated in this Prospectus to reflect the Midwest Transfer and the Mergers as if such events had been consummated as of the date or at the beginning of the respective periods presented.

Business

The Company provides local telephone service within its franchise areas and intraLATA (Local Access Transport Area) long distance service between the Company's facilities and the facilities of other telephone companies within the Company's LATAs. InterLATA service to other points in and out of the states in which the Company operates is provided through connection with interexchange (long distance) common carriers. These common carriers are charged fees (access charges) for interconnection to the Company's local facilities. End user business and residential customers are also charged access charges for access to the facilities of the long distance carriers.

The Company also earns other revenues by leasing interexchange plant facilities and providing such services as billing and collection and operator services to interexchange carriers, primarily American Telephone and Telegraph Company (AT&T). The number of access lines served has grown steadily from 3,537,907 on January 1, 1988 to 3,897,641 on December 31, 1992.

The following table denotes the access lines in the states in which the Company operates as of December 31, 1992:
                                           Access
               State                    Lines Served

               Indiana                   810,877
               Illinois                  764,997
               Ohio                      740,866
               Pennsylvania              584,005
               Michigan                  583,534
               Wisconsin                 413,362

                 Total                 3,897,641


The Company's principal line of business is providing telecommunication services. These services fall into five major classes: local network, network access, long distance, equipment sales and service, and other. Revenues from each of these classes over the last three years were as follows:

                                   Years Ended December 31
                             1992       1991         1990
                             ____       ____         ____

                                   (Thousands of Dollars)


Local Network Services     $ 945,175  $ 916,302    $ 871,331
% of Total Revenues               37%        36%          35%

Network Access Services    $ 973,661  $ 966,500    $ 964,457
% of Total Revenues               38%        39%          39%

Long Distance Services     $ 332,150  $ 319,674    $ 319,577
% of Total Revenues               13%        13%          13%

Equipment Sales and Services          $ 103,607    $ 127,485
$ 128,256
% of Total Revenues                4%         5%           5%

Other                      $ 205,449  $ 175,026    $ 193,932
% of Total Revenues                8%         7%           8%


The Company holds franchises, licenses and permits adequate for the conduct of its business in the territory which it serves.

Rates, Regulation and Competition

The Company is subject to regulation by the regulatory bodies of the states of Illinois, Indiana, Michigan, Ohio, Pennsylvania and Wisconsin as to its intrastate business operations and by the Federal Communications Commission (the "FCC") as to its interstate business operations.

FCC and other regulatory actions as well as advances in technology have expanded the types of products and services available in the marketplace, as well as the number of alternative service providers. As a result, the Company faces increasing competition in virtually all aspects of its business. Specialized communications companies have been successful in some markets in constructing new systems to bypass the local exchange network. Additional competition from interexchange carriers as well as wireless and cable TV companies continues to evolve for both intrastate and interstate communications.

The GTE Consent Decree, which was issued in connection with the 1983 acquisition of GTE Sprint (since divested) and GTE Spacenet, prohibits GTE's domestic telephone operating subsidiaries from providing long distance service beyond the boundaries of the local access transport area (LATA). This prohibition restricts their direct provision of long distance service to relatively short distances. The degree of competition allowed in the intraLATA market is subject to state regulation. However, regulatory constraints on intraLATA competition are gradually being relaxed. Some form of intraLATA competition is authorized in most of the states in which the Company provides service.

During 1993, GTE continued to introduce new business features and pricing options. The introduction of Integrated Services Digital Network (ISDN) and Switched Multimegabit Data Services
(SMDS) is specifically targeted at satisfying the increasing demand for more efficient and effective data communications vehicles. In 1993, GTE initiated an infrastructure project which will establish 50 Synchronous Optical (SONET) fiber ring networks in twelve states to provide access to very high speed digital transmission systems and self-healing fiber networks.

The Company expects its financial results to benefit from reduced costs and the introduction of new products and services that will result in the increased usage of its telephone networks. However, it is likely that such improvements will be offset in part by strategic price reductions and revenue erosion resulting from increased competition.

Legal Matters

The Company, along with many other corporations, has been named as a potentially responsible party at a number of "Superfund Sites" - sites, lawfully used in the past, but now determined to require remediation. Additionally, operations of the Company have been subjected to new and increasingly stringent environmental requirements. While the Company's annual expenditures for site cleanups and environmental compliance have not been material, they are increasing. By way of illustration, these increasing costs include the Company's share of cleanup expenses for Superfund Sites, outlays required to keep existing operations in compliance with environmental regulations and an underground storage tank replacement program.

Although the complexity of environmental regulations, and the widespread imposition of multi-party joint and several liabilities at Superfund Sites, makes it difficult to assess the Company's share of liability, management believes it has made adequate provision in its financial statements.

There are no pending legal proceedings which would have a material adverse impact on the Company's financial condition or results of operations.

Employees

At September 30, 1993, the Company had 18,404 employees. In 1992, agreements were reached on one contract with the International Association of Machinists and Aerospace Workers, four contracts with the International Brotherhood of Electrical Workers ("IBEW"), and two contracts with the United Steelworkers of America. In 1993, agreements were reached on one contract with the Communications Workers of America ("CWA") and on four contracts with the IBEW, one contract with the CWA expired and is being renegotiated, and one contract with the Bakers, Confectioners and Chocolate Workers expired and is being renegotiated.

Properties

The Company's property consists of network facilities (80%), company facilities (14%), customer premises equipment (3%) and other (3%). From January 1, 1988 to December 31, 1992, the Company made gross property additions in the amount of $2.8 billion and property retirements of $1.4 billion. Substantially all of the Company's property is subject to liens securing long-term debt. In the opinion of management, the Company's telephone plant is substantially in good repair.

                         RECENT DEVELOPMENTS

The Company announced on January 13, 1994 that its results for the fourth quarter of 1993 will include a one-time pre-tax restructuring charge of $374.6 million related primarily to the implementation of its re-engineering plan over the next three years. The restructuring charge will reduce fourth quarter and full year net income by $230.7 million.

The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The re-engineering plan includes $148.8 million to upgrade or replace existing customer service and administrative systems and enhance network software, $169.4 million for employee separation benefits associated with workforce reductions and $45.6 million primarily for the consolidation of facilities and operations and other related costs. The charge for employee separation benefits includes $84.9 million related to the recognition of previously deferred postretirement health and life insurance costs for separating employees.

                           USE OF PROCEEDS

The net proceeds from the offering and sale of the New
Debentures, exclusive of accrued interest, will be applied toward the payment of short-term borrowings incurred in connection with the redemption on November 15, 1993 of the following series of the Company's first mortgage bonds:


                  Original    Outstanding              Total
Principal
        Interest  Maturity  Principal Amount         Premium
Paid     and Premium
          Rate      Date     at Redemption           at
Redemption        at Redemption



        9.250%06/01/05   $ 29,990,000  $   938,687 $ 30,928,687
        9.375%08/01/05     39,472,000    1,330,206   40,802,206
        9.250%10/01/05     34,934,000    1,226,183   36,160,183
        9.000%06/01/06     40,000,000    1,364,000   41,364,000
        9.000%05/15/16     50,000,000    2,690,000   52,690,000
        9.375%06/01/16     80,000,000    4,488,000   84,488,000
        9.125%08/01/00     17,000,000      312,800   17,312,800
        9.000%12/01/00     25,000,000      542,500   25,542,500

                         $316,396,000  $12,892,376 $329,288,376


At September 30, 1993, the Company had short-term borrowings of $271,587,000 at an annual average interest rate of 3.10%. The balance of the funds required in connection with such redemption was obtained primarily from internal sources and short-term borrowings.


                 RATIO OF EARNINGS TO FIXED CHARGES

                         Nine
                        Months
                         Ended
                           September 30,       Years Ended
December 31,
                         1993(a)1992   1991   1990   1989   1988


Ratio of Earnings to Fixed
 Charges (Unaudited)(b).....  4.60 5.09  4.12  3.94 4.19   4.37

___________
(a) Reflects increased operating expenses related to the adoption, effective January 1, 1993, of Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" and a one-time charge associated with the enhanced early retirement and voluntary separation programs completed during the second quarter of 1993. Excluding these items, the ratio of earnings to fixed charges for the nine months ended September 30, 1993 would have been 4.88.

(b) Computed as follows: (1) "earnings" have been calculated by adding income taxes and fixed charges to income from continuing operations; (2) "fixed charges" include interest expense and the portion of rentals representing interest.

                       SELECTED FINANCIAL DATA


Set forth below is certain selected financial data regarding the Predecessor Corporation, Contel of Illinois, Inc., Contel of Indiana, Inc., Contel of Pennsylvania, Inc. and the Company. The selected financial data for the Predecessor Corporation does not reflect the Midwest Transfer.



                          1992       1991(a)       1990
    1989      1988


                                    (Thousands of Dollars)

Predecessor Corporation:
Operating Revenues  $2,461,347$2,390,016$2,352,312$2,348,708$2,190,305
Net Income             371,557 282,994  270,728  281,702  283,889
Total Assets         5,555,0335,244,0604,976,6394,880,9394,730,744
Long-term Obligations and
 Preferred Stock, Subject
 to Mandatory Redemption1,421,0691,445,3491,242,4071,267,9091,293,675

Contel of Illinois, Inc.:
Operating Revenues  $  122,601$  130,969$  135,041$  125,885$  125,858
Net Income              13,568  13,525   16,085   16,090   19,318
Total Assets           222,277 241,456  223,567  219,015  213,881
Long-term Obligations   38,206  49,775   54,410   39,525   41,463

Contel of Indiana, Inc.:
Operating Revenues  $  101,179$  100,623$  105,628$   96,109$   92,379
Net Income              14,218  12,849   15,136   12,529   12,441
Total Assets           180,159 174,968  172,733  170,072  168,999
Long-term Obligations   13,686  16,925   31,408   36,618   38,005

Contel of Pennsylvania, Inc.:
Operating Revenues  $   58,291$   54,923$   57,283$   52,518$   51,128
Net Income               5,502   4,049    6,520    5,976    5,330
Total Assets            94,836 102,694   94,470   92,840   90,776
Long-term Obligations   17,292  25,251   30,834   27,656   28,140

The Company:
Operating Revenues  $2,560,042$2,504,987$2,480,553$2,461,450$2,306,040
Net Income             369,542 291,837  282,221  293,291  295,702
Total Assets         5,679,5705,385,3035,100,6674,991,7674,825,992
Long-term Obligations and
 Preferred Stock, Subject to
 Mandatory Redemption1,387,0721,434,2091,255,7811,266,1091,294,480

____________

(a) The 1991 net income includes one time costs of $9.2 million, $3.0 million, $4.5 million, $2.1 million and $17.1 million for the Predecessor Corporation, Contel of Indiana, Inc., Contel of Illinois, Inc., Contel of Pennsylvania, Inc. and the Company, respectively, related to costs incurred for the merger of GTE and Contel Corporation which was consummated on March 14, 1991.

   Per share information is omitted since each of the above corporation's Common Stock is 100% owned, directly or indirectly, by GTE. Market values of the Preferred Stock of the Predecessor Corporation and the Company are also omitted because there is no established public trading market for the Preferred Stock and price quotations are therefore generally unavailable.

                         THE NEW DEBENTURES

The New Debentures are to be issued as a new series of the Company's Debentures under an Indenture dated as of January 1, 1994 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"). By resolution of the Board of Directors of the Company specifically authorizing the New Debentures (the "Board Resolution"), the Company will designate the title of the series, aggregate principal amount, date or dates of maturity, dates for payment and rate of interest, redemption dates, prices, obligations and restrictions, if any, and any other terms with respect to such series. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by express reference to, the cited Articles and Sections of the Indenture and the Board Resolution, which are filed as exhibits to the Registration Statement.

Form and Exchange

The New Debentures are to be issued in registered form only in denominations of $1,000 and integral multiples thereof and will be exchangeable for New Debentures of other denominations of a like aggregate principal amount without charge except for reimbursement of taxes, if any. (BOARD RESOLUTION)

Maturity, Interest and Payment

The New Debentures will mature February 15, 1999. Interest will be payable semi-annually on February 15 and August 15, commencing August 15, 1994, to the persons in whose names the New Debentures are registered at the close of business on the February 1 or August 1, as the case may be, preceding such interest payment date, subject to certain exceptions provided for in the Indenture. (BOARD RESOLUTION)

Redemption

The New Debentures will not be redeemable prior to maturity.
(BOARD RESOLUTION)

Restrictions

The New Debentures will not be secured. The Indenture provides, however, that if the Company shall at any time mortgage or pledge any of its property, the Company will secure the New Debentures, equally and ratably with the other indebtedness or obligations secured by such mortgage or pledge, so long as such other indebtedness or obligations shall be so secured. There are certain exceptions to the foregoing, among them that the Debentures need not be secured:

(i) in the case of (a) purchase money mortgages, (b) conditional sales agreements or (c) mortgages existing at the time of purchase, on property acquired after the date of the Indenture;

(ii) with respect to certain deposits or pledges to secure the performance of bids, tenders, contracts or leases or in connection with workmen's compensation and similar matters;

(iii) with respect to mechanics' and similar liens in the ordinary course of business;

(iv) with respect to the Company's first mortgage bonds outstanding on the date of the Indenture, issued and secured by the Company and its predecessors in interest under various security instruments, all of which have been assumed by the Company (collectively, the "First Mortgage Bonds"), and any replacement or renewal (without increase in principal amount or extension of final maturity date) of such outstanding First Mortgage Bonds;

(v) with respect to First Mortgage Bonds which may be issued by the Company in connection with the consolidation or merger of the Company with or into certain affiliates of the Company in exchange for or otherwise in substitution for long-term senior indebtedness of any such affiliate ("Affiliate Debt") which by its terms (x) is secured by a mortgage on all or a portion of the property of such affiliate, (y) prohibits long-term senior secured indebtedness from being incurred by such affiliate, or a successor thereto, unless the Affiliate Debt shall be secured equally and ratably with such long-term senior secured indebtedness or (z) prohibits long-term senior secured indebtedness from being incurred by such affiliate; or

(vi) with respect to indebtedness required to be assumed by the Company in connection with the merger or consolidation of certain affiliates of the Company with or into the Company.
     (SECTION 4.05)

The Indenture does not limit the amount of debt securities which may be issued or the amount of debt which may be incurred by the Company. (SECTION 2.01) However, while the restriction in the Indenture described above would not afford the holders of the New Debentures protection in the event of a highly leveraged transaction in which unsecured indebtedness was incurred, the issuance of most debt securities by the Company, including the New Debentures, does require state regulatory approval (which may or may not be granted). In addition, in the event of a highly leveraged transaction in which secured indebtedness was incurred, the above restriction would require the New Debentures to be secured equally and ratably with such secured indebtedness, subject to the exceptions described above. It is unlikely that a leveraged buyout initiated or supported by the Company, the management of the Company or an affiliate of either party would occur because all of the common stock of the Company is owned by GTE, which has no intention of selling its ownership in the Company.

Modifications of Indenture

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Debentures of any series at the time outstanding and affected by such modification, to modify the Indenture or any supplemental indenture affecting that series of the Debentures or the rights of the holders of that series of Debentures. However, no such modification shall (i) extend the fixed maturity of any Debenture, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, without the consent of the holder of each Debenture so affected, or (ii) reduce the aforesaid percentage of Debentures, the holders of which are required to consent to any such supplemental indenture, without the consent of each holder of Debentures then outstanding and affected thereby. (SECTION 9.02)

The Company and the Trustee may execute, without the consent of any holder of Debentures, any supplemental indenture for certain other usual purposes including the creation of any new series of Debentures. (SECTIONS 2.01, 9.01 and 10.01)

Events of Default

The Indenture provides that the following described events constitute "Events of Default" with respect to each series of the Debentures thereunder: (a) failure for 30 business days to pay interest on the Debentures of that series when due; (b) failure to pay principal or premium, if any, on the Debentures of that series when due, whether at maturity, upon redemption, by declaration or otherwise, or to make any sinking fund payment with respect to that series; (c) failure to observe or perform any other covenant (other than those specifically relating to another series) in the Indenture for 90 days after notice with respect thereto; or (d) certain events in bankruptcy, insolvency or reorganization. (SECTION 6.01)

The holders of a majority in aggregate outstanding principal amount of any series of the Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for that series. (SECTION 6.06) The Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any particular series of the Debentures may declare the principal due and payable immediately on default with respect to such series, but the holders of a majority in aggregate outstanding principal amount of such series may rescind and annul such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal and any premium has been deposited with the Trustee. (SECTION 6.01)

The holders of a majority in aggregate outstanding principal amount of any series of the Debentures may, on behalf of the holders of all the Debentures of such series, waive any past default except a default in the payment of principal, premium, if any, or interest. (SECTION 6.06) The Company is required to file annually with the Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants under the Indenture. (SECTION 5.03)

Concerning the Trustee

The Trustee, prior to an Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his own affairs. (SECTION 7.01) Subject to such provision, the Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holders of Debentures, unless offered reasonable security or indemnity by such security holders against the costs, expenses and liabilities which might be incurred thereby. (SECTION 7.02) The Trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it. (SECTION 7.01)

                     EXPERTS AND LEGAL OPINIONS

The financial statements and schedules included as an exhibit to the Company's Current Report on Form 8-K dated September 28, 1993, as well as the financial statements and schedules included or incorporated by reference in the Registration Statement on Form S-4 (File No. 33-55704) of the Company, each of which is incorporated by reference in this Prospectus, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports on financial statements, which include an explanatory paragraph with respect to the change in the method of accounting for income taxes in 1992 as discussed in Note 1 to the financial statements. Arthur Andersen & Co. has audited the financial statements of the Company and the Predecessor Corporation since their respective incorporations. For the periods presented in the Company's Current Report on Form 8-K dated September 28, 1993, which is incorporated by reference herein, there have been no changes in or disagreements with the Company's independent public accountants on accounting and financial disclosure.

The statements of law and legal conclusions under "The New Debentures" have been reviewed by Dale E. Sporleder, Esq., Area Vice President-General Counsel and Secretary of the Company, and are included upon his authority as an expert. Certain legal matters in connection with the New Debentures will be passed upon for the Company by Mr. Sporleder, and for the underwriters by Milbank, Tweed, Hadley & McCloy of New York, New York.

                            UNDERWRITING

The underwriters of the New Debentures will be determined in the manner set forth in the Invitation for Bids for the purchase of the New Debentures.

__________________________________________
______________________________




Neither the delivery of this Prospectus   GTE North Incorporated
nor any sales made hereunder shall under
any circumstances create any implication
that there has been no change in the
affairs of the Company since the date          $300,000,000
hereof.  No dealer, salesman or any other          % Debentures,
Series B,
person has been authorized to give any          Due 1999
information or to make any representations
other than those contained in this Pros-
pectus in connection with the offer con-      ____________
tained in this Prospectus, and if given
or made, such information or representa-
tions must not be relied upon.  This           PROSPECTUS
Prospectus does not constitute an offer-
ing by the Company or any Dealer in any        ____________
jurisdiction in which such offering may
not be lawfully made.


             CONTENTS

                                       Page

Statement of Available Information...   2
Incorporation of Certain Documents
 by Reference........................   2
The Company..........................   3
Recent Developments..................      6
Use of Proceeds......................      7 Dated
, 1994
Ratio of Earnings to Fixed Charges...   7
Selected Financial Data..............   8
The New Debentures...................   9
Experts and Legal Opinions...........   12
Underwriting.........................   12



            _____________





___________________________________________
_____________________________







N2:S-3:15


                               PART II


               INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.  Other Expenses of Issuance and Distribution.

     The following is a statement of estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commission.

     1.  Registration fee.........................$104,482.76
     2.  Trustee's fees and expenses..............4,500.00
     3.  Cost of printing and engraving........... 15,000.00
     4.  Accounting fees..........................13,000.00
     5.  Rating Agencies' fees....................85,200.00
     6.  Miscellaneous............................7,817.24
                                               __________
                                               $230,000.00


Item 15.  Indemnification of Directors and Officers.

     Pursuant to Sections 180.0850 to 180.0858 of the Wisconsin Business Corporation Law ("WBCL"), directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. It should be noted that Section 180.0858 of the WBCL states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted under Sections
180.0850 to 180.0858 as described above.  Additionally, under
Section 180.0828 of the WBCL, directors of the Company are not subject to personal liability for certain breaches or failures to perform any duty resulting solely from their status as such directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

     The indemnification provided as set forth above is not exclusive of any other rights to which a director or officer of the Company may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances in which an officer or director may be required to bear the economic burdens of the foregoing liabilities and expenses.

     The Company has an insurance policy, as permitted by Wisconsin law, on behalf of its directors and officers which may cover liabilities under the Securities Act of 1933, as amended.


Item 16.  Exhibits.

     See Exhibit Index on Page E-1.

Item 17.  Undertakings.

     The Company hereby undertakes that, for purpose of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the Company's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to officers, directors and controlling persons of the Company pursuant to any charter provision, by-law or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by an officer, director or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes (i) to use its best efforts to distribute, prior to the opening of bids, to prospective bidders, underwriters and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of
Section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the Registration Statement, together with any supplements thereto, and (ii) to file an amendment to the Registration Statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the Company after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the Company and no reoffering of such securities by the purchasers is proposed to be made.

                             SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Westfield, State of Indiana, on the 13th day of January, 1994.

                              GTE NORTH INCORPORATED
                                   (Registrant)


                              By:         EARL A. GOODE

                                          Earl A. Goode
                                            President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement is signed below by the following persons in the capacities and on the dates indicated.



           EARL A. GOODE                          )
                                                )
           Earl A. Goode      President and     )
                                 Director       )
                              (Principal Executive     )
                                 Officer)       )
                                                )
                                                )
        GERALD K. DINSMORE                      )
                                                )
        Gerald K. Dinsmore    Vice President    )
                                - Finance       ) January 13,
1994
                              (Principal Financial     )
                                 Officer)       )
                                                )
                                                )
                                                )
       WILLIAM M. EDWARDS III                     )
                                                )
       William M. Edwards III Controller        )
                              (Principal Accounting )
                                 Officer)       )
                                                )
                                                )
                                                )
          KENT B. FOSTER                        )
                                                )
          Kent B. Foster      Director          )

          EARL A. GOODE                   )
                                             )
          Earl A. Goode       Director    )
                                          )
                                          )
                                          )
       MICHAEL B. ESSTMAN                 )
                                             )
       Michael B. Esstman     Director    )
                                          )
                                          )
                                          )
        THOMAS W. WHITE                   )
                                             ) January 13, 1994
        Thomas W. White       Director    )
                                          )
                                          )
                                          )
        GERALD K. DINSMORE                )
                                             )
        Gerald K. Dinsmore    Director    )
                                          )
                                          )
                                          )
        RICHARD M. CAHILL                 )
                                             )
        Richard M. Cahill     Director    )
                                          )
                                          )

              CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



     As independent public accountants, we hereby consent to the incorporation by reference in this Form S-3 of the following:


     1.Our reports, dated January 24, 1992, on the financial statements of Contel of Indiana, Inc., Contel of Illinois, Inc. and Contel of Pennsylvania, Inc., and our reports dated January 28, 1992 on the consolidated financial statements and supporting schedules of GTE North Incorporated and subsidiaries (the Predecessor Corporation), included or incorporated by reference in the previously filed Registration Statement on Form S-4 (File No. 33-55704) of Contel North Incorporated;

     2.Our reports, dated September 24, 1993, on the consolidated financial statements and supporting schedules of GTE North Incorporated and subsidiaries included in its previously filed Current Report on Form 8-
       K dated September 28, 1993; and

     3.To the reference to our Firm under the caption "Experts and Legal Opinions" in this Registration Statement.




                                   ARTHUR ANDERSEN & CO.
                                   ARTHUR ANDERSEN & CO.


Dallas, Texas
January 13, 1994

                            EXHIBIT INDEX

Exhibit
Number


 1.1 - Form of Purchase Agreement, including Standard Purchase
      Agreement Provisions (January, 1994 Edition).

 2.1 - Agreement of Merger dated June 26, 1992 between Contel of Indiana, Inc., Contel of Illinois, Inc., Contel of Pennsylvania, Inc., Contel North Incorporated and GTE North Incorporated (incorporated by reference from Exhibit 2 to GTE North Incorporated's Annual Report on Form 10-K for the fiscal year ended December 31, 1992).

 4.1 - Form of Indenture between GTE North Incorporated and The
      First National Bank of Chicago, as Trustee, dated as of January 1, 1994.

 4.2 - Form of the Board Resolution under which the Debentures being registered are to be issued.

 5   - Opinion and consent of Dale E. Sporleder, Esq.

12   - Statement of the ratio of earnings to fixed charges.

23.1 - Consent of Arthur Andersen & Co. is included elsewhere in this Registration Statement.

23.2 - Consent of Dale E. Sporleder (contained in opinion filed as
      Exhibit 5).

25   - Form T-1 Statement of Eligibility under the Trust
      Indenture Act of 1939 of The First National Bank of
      Chicago.

26   - Form of Invitation for Bids.




















                                 E-1
N2:S-3:22